

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

November 20, 2009

Via Facsimile (212-755-7306) and U.S. Mail

Robert A. Profusek, Esq.
Andrew M. Levine, Esq.
Jones Day
222 E. 41st Street
New York, NY 10017

> **Re: OSG America LP**
> **Schedule 13E-3 filed November 5, 2009, as amended on**
> **November 20, 2009**
> **Schedule 14D-9 filed November 5, 2009**
> **Filed by OSG America LP**
> **File No. 5-84674**

Dear Messrs. Profusek and Levine:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please tell us what consideration was given to whether the General Partner or the officers and directors of the General Partner are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at

www.sec.gov.

2. See last comment. To the extent you determine to add a new filing person, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedule 14D-9

General

3. Please tell us how you have disseminated certain of the information contained in the Schedule 13E-3 as required by Rule 13e-3(f)(1).

Item 4. The Solicitation or Recommendation, page 4

4. Item 1014(a) of Regulation M-A requires the subject company filing the Schedule 13E-3 to state whether it reasonably believes that the Rule 13E-3 transaction is fair or unfair to unaffiliated security holders. In this regard, we note your disclosure only provides that the "Conflicts Committee has determined, on behalf of the General Partner," that the offer consideration is fair to unaffiliated Unitholders. Please revise your document to provide whether the Partnership reasonably believes that the tender offer is fair to unaffiliated to security holders. In addition, please provide documentation to support that the Conflicts Committee was authorized to act on behalf of the General Partner related to this Offer.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song P. Brandon
Special Counsel
Office of Mergers & Acquisitions